EXHIBIT 4.4
DATED AS OF 30 SEPTEMBER 2005
NORWEGIAN SUN LIMITED
(as borrower)
NCL CORPORATION LTD.
(as guarantor)
DnB NOR BANK ASA
(as paying agent)
THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
(as security agent)

SECOND SUPPLEMENTAL DEED TO SECURED LOAN AGREEMENT
dated 9 July 2003 (as amended) (among other things)
Post delivery finance for one cruise vessel being
“NORWEGIAN SUN”

STEPHENSON HARWOOD
One St Paul’s Churchyard
London EC4M 8SH
Tel: +44 (0)20 7329 4422
Fax: + 44 (0)20 7329 7100
Ref: 1253/42-00036/42-02611/44-01579

SECOND SUPPLEMENTAL DEED
DATED                                                            2005
BETWEEN:
(1)	NORWEGIAN SUN LIMITED of Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda as borrower (the “Borrower”);

(2)	NCL CORPORATION LTD. of Milner House, 18 Parliament Street, Hamilton HM 12, Bermuda (the “New Guarantor”);

(3)	DnB NOR BANK ASA of Stranden 21, NO-0021 Oslo, Norway as paying agent for itself and the Lenders (as hereinafter defined) (the “Paying Agent”); and

(4)	THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED of 1 Queen’s Road Central, Hong Kong as security agent for the Lenders (the “Security Agent”).
WHEREAS:
(A)	By a loan agreement dated 9 July 2003 (the “Original Loan Agreement”) entered into between (among others) the Borrower, the Lenders, the Paying Agent and the Security Agent, the Lenders granted to the Borrower a secured loan in the maximum amount of two hundred and twenty five million Dollars (USD225,000,000) (the “Facility”) to part-finance the acquisition by the Borrower of m.v. “NORWEGIAN SUN” (the “Vessel”) on the terms and conditions therein contained. The repayment of the Facility by the Borrower has been secured by (among other things) a guarantee and indemnity dated 23 April 2004 executed by the Guarantor (the “Original Guarantee”).

(B)	The Guarantor has requested the consent of the Lenders, the Security Agent and the Paying Agent to the amendment of certain provisions of the Original Loan Agreement and the Original Guarantee to conform such provisions to similar provisions in other loan documentation to which the Guarantor and/or other members of the NCLC Group are party. This Deed shall be executed as a deed.
NOW THIS DEED WITNESSES as follows:
1	Definitions and Construction
1.1	In this Deed including the preamble and recitals hereto (unless the context otherwise requires) any term or expression defined in the preamble or the recitals shall have the meaning ascribed to it therein and terms and expressions not defined herein but whose meanings are defined in the Loan Agreement shall have the meanings set out therein. In addition, the following terms and expressions shall have the meanings set out below:

“Guarantee” means the Original Guarantee as amended by this Deed; and

“Loan Agreement” means the Original Loan Agreement as amended by this Deed.

1.2	The provisions of Clauses 1.2 and 1.3 of the Loan Agreement shall apply hereto (mutatis mutandis).

2	Amendment of Original Loan Agreement, Original Guarantee and Security Documents
2.1	Subject to Clause 3, the parties hereto agree that from the date of this Deed the Original Loan Agreement shall be read and construed as if:
2.1.1	the clauses referred to in the first column of Schedule 1 had been amended to read as set out in the second column of Schedule 1; and

2.1.2	the definitions of Account Charge and Operating Account in clause 1.1 had been deleted.
2.2	Subject to Clause 3, the parties hereto agree that from the date of this Deed the Original Guarantee shall be read and construed as if:
2.2.1	the clauses referred to in the first column of Schedule 2 had been amended to read as set out in the second column of Schedule 2;

2.2.2	the definitions of Intangible Assets, Tangible Assets, Tangible Net Worth and Total Funded Debt in clause 11.4 had been deleted;

2.2.3	the following definition had been inserted in clause 11.4:

““Free Liquidity” means, at any date of determination, the aggregate of the Cash Balance and any amounts freely available for drawing under any revolving or other credit facilities of the NCLC Group, which remain undrawn, could be drawn for general working capital purposes or other general corporate purposes and would not, if drawn, be repayable within six (6) months;”; and

2.2.4	schedule 1 had been deleted and substituted with Schedule 3.
2.3	Each of the Borrower and the Guarantor hereby confirms to the Security Agent and the Paying Agent that with effect from the date of this Deed:
2.3.1	all references to the Original Loan Agreement in the Security Documents to which it is a party shall be construed as references to the Loan Agreement and all terms used in such Security Documents whose meanings are defined by reference to the Original Loan Agreement shall be defined by reference to the Loan Agreement;

2.3.2	the Security Documents to which it is a party shall apply to, and extend to secure, the whole of the Outstanding Indebtedness as defined in clause 1.1 of the Loan Agreement;

2.3.3	its obligations under the Security Documents to which it is a party shall not be discharged, impaired or otherwise affected by reason of the execution of this Deed or of any of the documents or transactions contemplated hereby; and

2.3.4	its obligations under the Security Documents to which it is a party shall remain in full force and effect as security for the obligations of the Borrower under the Loan Agreement and the other Security Documents as amended by this Deed.

2.4	Except as expressly amended hereby or pursuant hereto the Original Loan Agreement and the Security Documents shall remain in full force and effect and nothing herein contained shall relieve the Borrower or any other Obligor from any of its respective obligations under any such documents.
3	Conditions Precedent
3.1	The consent of the Security Agent and the Paying Agent to the variation of the provisions of the Original Loan Agreement and the Original Guarantee is conditional upon and shall not be effective unless and until the Paying Agent has received the following in form and substance satisfactory to it:
3.1.1	on the date of this Deed, one (1) counterpart of this Deed duly executed by the Borrower and the Guarantor;

3.1.2	a written confirmation from the Process Agent that it will act for the Borrower and the Guarantor as agent for service of process in England in respect of this Deed;

3.1.3	the following corporate documents in respect of each of the Borrower and the Guarantor (together the “Relevant Parties”):
(a)	Certified Copies of any consents required from any ministry, governmental, financial or other authority for the execution of and performance by the respective Relevant Party of its obligations under this Deed or if no such consents are required a certificate from a duly appointed officer of the Relevant Party to this effect confirming that no such consents are required;

(b)	notarially attested secretary’s certificate of each of the Relevant Parties:
(i)	attaching a copy of its Certificate of Incorporation and Memorandum of Association and Bye-Laws (or equivalent constitutional documents) evidencing power to enter into the transactions contemplated in this Deed;

(ii)	giving the names of its present officers and directors;

(iii)	setting out specimen signatures of such officers and directors as are authorised by the Relevant Party to sign documents or otherwise undertake the performance of that Relevant Party’s obligations under this Deed;

(iv)	giving the legal owner of its shares and the number of such shares held;

(v)	attaching copies of resolutions passed at duly convened meetings of the directors and, if required by the Paying Agent, the shareholders or members of each of the Relevant Parties authorising (as applicable) the execution of this Deed and the issue of any power of attorney to execute the same; and

(vi)	containing a declaration of solvency as at the date of the certificate of the duly appointed officer of the Relevant Party;
3.1.4	the original powers of attorney, if any, issued pursuant to the resolutions referred to above and notarially attested; and

3.1.5	the issue of such favourable written legal opinions including in respect of Bermuda in such form as the Paying Agent may require relating to all aspects of the transactions contemplated hereby governed by any applicable law,

PROVIDED THAT no Event of Default and no Possible Event of Default has occurred and is continuing on the date on which the conditions precedent set out in this Clause 3.1 have been satisfied (subject to Clause 3.2).
3.2	If the Paying Agent in accordance with the Agency and Trust Deed decides to permit the amendment of the Original Loan Agreement and the Original Guarantee hereby without having received all of the documents or evidence referred to in Clause 3.1, the Borrower will nevertheless deliver the remaining documents or evidence to the Paying Agent within fourteen (14) days of the date of this Deed (or such other period as the Paying Agent may stipulate) and the amendment of the Original Loan Agreement and the Original Guarantee as aforesaid shall not be construed as a waiver of the Paying Agent’s right to receive the documents or evidence as aforesaid nor shall this provision impose on the Security Agent, the Paying Agent or the Lenders any obligation to permit the amendment in the absence of such documents or evidence.
4	Representations and Warranties
4.1	Each of the Borrower and the Guarantor represents and warrants to the Security Agent and the Paying Agent that:
4.1.1	it has the power to enter into and perform this Deed and the transactions contemplated hereby and has taken all necessary action to authorise the entry into and performance of this Deed and such transactions;

4.1.2	this Deed constitutes its legal, valid and binding obligations enforceable in accordance with its terms;

4.1.3	its entry into and performance of this Deed and the transactions contemplated hereby do not and will not conflict with:
(a)	any law or regulation or any official or judicial order; or

(b)	its constitutional documents; or

(c)	any agreement or document to which it is a party or which is binding upon it or any of its assets,

nor result in the creation or imposition of any Encumbrance on it or its assets pursuant to the provisions of any such agreement or document and in particular but without prejudice to the foregoing the entry into and performance of this Deed and the transactions contemplated hereby and thereby will not render invalid, void or voidable any security granted by it to the Security Agent;
4.1.4	all authorisations, approvals, consents, licences, exemptions, filings, registrations, notarisations and other matters, official or otherwise, required in connection with the entry into, performance, validity and enforceability of this Deed and each of the other documents contemplated hereby and thereby and the transactions contemplated hereby and thereby have been obtained or effected and are in full force and effect;

4.1.5	all information furnished by it to the Paying Agent or its agents relating to the business and affairs of an Obligor in connection with this Deed and the other documents contemplated hereby and thereby was and remains true and correct in all material respects and there are no other material facts or considerations the omission of which would render any such information misleading; and

4.1.6	it has fully disclosed in writing to the Paying Agent all facts relating to its business which it knows or should reasonably know and which might reasonably be expected to influence the Security Agent or the Paying Agent in deciding whether or not to enter into this Deed.
5	Expenses

The Borrower and the Guarantor jointly and severally undertake to reimburse the Paying Agent on demand on a full indemnity basis for the reasonable charges and expenses (together with value added tax or any similar tax thereon and including without limitation the fees and expenses of legal and other advisers) incurred by the Security Agent or the Paying Agent in respect of the negotiation, preparation, printing, execution, registration and enforcement of this Deed and any other documents required in connection with the implementation of this Deed.
6	Further Assurance

Each of the Borrower and the Guarantor will, from time to time on being required to do so by the Paying Agent, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form satisfactory to the Paying Agent as the Paying Agent may reasonably consider necessary for giving full effect to this Deed or any of the documents contemplated hereby or securing to the Security Agent or the Paying Agent the full benefit of the rights, powers and remedies conferred upon the Security Agent or the Paying Agent in any such document.
7	Counterparts

This Deed may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement.
8	Notices
8.1	Any notice, demand or other communication (unless made by telefax) to be made or delivered to the Borrower or the Guarantor pursuant to this Deed shall (unless the Borrower or the Guarantor has by fifteen (15) days’ written notice to the

Paying Agent specified another address) be made or delivered to the Borrower and/or the Guarantor c/o 7665 Corporate Center Drive, Miami, Florida 33126, United States of America (marked for the attention of Ms Bonnie Biumi and the Legal Department (but one (1) copy shall suffice)) with a copy to c/o Star Cruises Limited, Star Cruises Terminal, Pulau Indah, PO Box No. 288, 42009 Pelabuhan Klang, Selangor Darul Ehsan, Malaysia (marked for the attention of Mr Gerard Lim). Any notice, demand or other communication to be made or delivered by the Borrower or the Guarantor pursuant to this Deed shall (unless the Paying Agent has by fifteen (15) days’ written notice to the Borrower and the Guarantor specified another address) be made or delivered to the Paying Agent at its Office, the details of which are set out in schedule 2 of the Original Loan Agreement.

8.2	Any notice, demand or other communication to be made or delivered pursuant to this Deed may be sent by telefax to the relevant telephone numbers (which at the date hereof in respect of the Borrower and the Guarantor is +1 305 436 4140 (marked for the attention of Ms Bonnie Biumi) and +1 305 436 4117 (marked for the attention of the Legal Department) with a copy to +60 3 3884 0213 (marked for the attention of Mr Gerard Lim) and in the case of the Security Agent or the Paying Agent is as recorded in schedule 2 of the Original Loan Agreement) specified by it from time to time for the purpose and shall be deemed to have been received when transmission of such telefax communication has been completed. Each such telefax communication, if made to the Security Agent or the Paying Agent by the Borrower or the Guarantor, shall be signed by the person or persons authorised in writing by the Borrower or the Guarantor (as the case may be) and whose signature appears on the list of specimen signatures contained in the secretary’s certificate required to be delivered by Clause 3 and shall be expressed to be for the attention of the department or officer whose name has been notified for the time being for that purpose by the Security Agent or the Paying Agent to the Borrower and the Guarantor.

8.3	The provisions of clauses 20.1, 20.4 and 20.5 of the Original Loan Agreement shall apply to this Deed.
9	Governing Law

This Deed shall be governed by English law.
10	Jurisdiction
10.1	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”). Each party to this Deed agrees that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.

This Clause 10.1 is for the benefit of the Security Agent and the Paying Agent only. As a result, no such party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, any such party may take concurrent proceedings in any number of jurisdictions.

10.2	Neither the Borrower nor the Guarantor may, without the Paying Agent’s prior written consent, terminate the appointment of the Process Agent; if the Process

Agent resigns or its appointment ceases to be effective, the Borrower and/or the Guarantor (as the case may be) shall within fourteen (14) days appoint a company which has premises in London and has been approved by the Paying Agent to act as the Borrower’s and/or the Guarantor’s (as the case may be) process agent with unconditional authority to receive and acknowledge service on behalf of the Borrower and/or the Guarantor of all process or other documents connected with proceedings in the English courts which relate to this Deed.

10.3	For the purpose of securing its obligations under Clause 10.2, each of the Borrower and the Guarantor irrevocably agrees that, if it for any reason fails to appoint a process agent within the period specified in Clause 10.2, the Paying Agent may appoint any person (including a company controlled by or associated with the Paying Agent or any Lender) to act as the Borrower’s or the Guarantor’s (as the case may be) process agent in England with the unconditional authority described in Clause 10.2.

10.4	No neglect or default by a process agent appointed or designated under this Clause (including a failure by it to notify the Borrower or the Guarantor (as the case may be) of the service of any process or to forward any process to the Borrower or the Guarantor (as the case may be)) shall invalidate any proceedings or judgment.

10.5	Each of the Borrower and the Guarantor appoints in the case of the courts of England the Process Agent to receive, for and on its behalf service of process in England of any legal proceedings with respect to this Deed.

10.6	A judgment relating to this Deed which is given or would be enforced by an English court shall be conclusive and binding on the Borrower and/or the Guarantor (as the case may be) and may be enforced without review in any other jurisdiction.

10.7	Nothing in this Clause shall exclude or limit any right which the Security Agent or the Paying Agent may have (whether under the laws of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

10.8	In this Clause “judgment” includes order, injunction, declaration and any other decision or relief made or granted by a court.
IN WITNESS whereof the parties hereto have caused this Deed to be duly executed as a deed on the 28 day of NOVEMBER 2005 and acknowledge that the effective date of this Deed is 30 September 2005.

SIGNED SEALED and DELIVERED as a DEED		)
by PAUL ALAN TURNER		)
for and on behalf of		)	P.A. TURNER
NORWEGIAN SUN LIMITED		)
in the presence of:	VIJAY JEYARATNAM	)

SIGNED SEALED and DELIVERED as a DEED		)
by PAUL ALAN TURNER		)
for and on behalf of		)	P.A. TURNER
NCL CORPORATION LTD.		)
in the presence of:	LUKE CLARK TRAINEE SOLICITOR CLIFFORD CHANCE LLP 10 UPPERBANK STREET LONDON E14 5JJ	)

SIGNED SEALED and DELIVERED as a DEED		)
by K.H. HOLTH, SENIOR VICE PRESIDENT		)
for and on behalf of		)	K.H. HOLTH
DnB NOR BANK ASA		)
as the Paying Agent		)
in the presence of:	STIG H. EIDEM ADVOKAT M.N.A ST RANDEN 21, 0021 0SLO	)

SIGNED SEALED and DELIVERED as a DEED by HELEN LS. MOK 018815		) )
for and on behalf of		)	H.L.S. MOK
THE HONGKONG AND SHANGHAI		)
BANKING CORPORATION LIMITED		)
as the Security Agent		)
in the presence of:	RITA SIT PVI CHAN ADDRESS: LEVEL 30, IQUEEN’S ROAD CENTRAL, HK OCCUPAINDN: BANKING	)

Schedule 1
Amendment of Original Loan Agreement

Definition/Clause	Amendment
Clause 1.1., “Indebtedness for Borrowed Money”	“Indebtedness for Borrowed Money” means Financial Indebtedness (whether present or future, actual or contingent, long-term or short-term, secured or unsecured) in respect of:
	(i)	moneys borrowed or raised;

	(ii)	the advance or extension of credit (including interest and other charges on or in respect of any of the foregoing);

	(iii)	the amount of any liability in respect of leases which, in accordance with US GAAP, are capital leases;

	(iv)	the amount of any liability in respect of the purchase price for assets or services payment of which is deferred for a period in excess of one hundred and eighty (180) days;

	(v)	all reimbursement obligations whether contingent or not in respect of amounts paid under a letter of credit or similar instrument; and

	(vi)	(without double counting) any guarantee of Financial Indebtedness falling within paragraphs (i) to (v) above;

PROVIDED THAT the following shall not constitute Indebtedness for Borrowed Money:

	(a)	loans and advances made by other members of the NCLC Group which are subordinated to the rights of the Lenders;

	(b)	loans and advances made by Star which are subordinated to the rights of the Lenders.

For the avoidance of doubt, the arrangements contemplated by and pursuant to the L/C Facilities shall not fall within this definition of “Indebtedness for Borrowed Money” until the Beneficiary (as defined in each of the L/C Facility Agreements) presents a draft under a Letter of Credit (as defined in a L/C Facility Agreement) when the amount of that draft shall fall within this definition until the Standby Lenders and/or the Second L/C Issuer (as the case may be) have or has been indemnified in full in respect of that draft;

Definition/Clause	Amendment
Clause 1.1, “Permitted Liens”	“Permitted Liens” means (i) any Encumbrance created by or pursuant to the Security Documents (ii) liens on the Vessel up to an aggregate amount at any time not exceeding ten million Dollars (USD10,000,000) for current crew’s wages and salvage and liens incurred in the ordinary course of trading the Vessel (iii) the Second Mortgage Documents (iv) any deposits or pledges to secure the performance of bids, tenders, bonds or contracts (v) any other Encumbrance notified by any of the Obligors to the Paying Agent prior to the Restatement Date (vi) liens on assets leased, acquired or upgraded after the Restatement Date or assets newly constructed or converted after the Restatement Date provided that (a) such liens secure Financial Indebtedness otherwise permitted under this Agreement (b) such liens are incurred within one (1) year following such lease, acquisition, upgrade, construction or conversion and (c) the Financial Indebtedness secured by such liens does not exceed the cost of such upgrade or the cost of such assets acquired or leased (vii) statutory and other similar liens arising in the ordinary course of business unrelated to Financial Indebtedness and securing obligations not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and (viii) liens arising out of the existence of judgments or awards in respect of the Borrower, provided that the aggregate amount of all cash and the fair market value of all other property subject to such liens as are described in paragraphs (vi) to (viii) above does not exceed ten million Dollars (USD10,000,000);

Clause 1.1, “Security Documents”	“Security Documents” means this Agreement, the Debenture, the Mortgage, the Guarantee, the Earnings Assignment, the Insurance Assignment, the Charge, the Management Agreement Assignment, the Co-ordination Deed and all such other documents as may be executed at any time in favour of the Security Agent as security for the obligations of the Borrower and/or the other Obligors whether executed pursuant to the express provisions of this Agreement or otherwise howsoever;

Clause 7.6 (Earnings)	Provided no Event of Default or Possible Event of Default has occurred (following which the Security Agent shall (inter alia) be entitled to request the Borrower to give notice pursuant to Clause 3 of the Earnings Assignment and apply the Earnings in accordance with Clause 13.1) the Earnings shall throughout the Security Period be at the free disposal of the Borrower.

Clause 10.2.1(b)	as soon as practicable (and in any event within sixty (60) days of the end of each quarter of each financial year) a Certified Copy of the unaudited consolidated accounts of the Borrower and the Group for that quarter such Group accounts being substituted with NCLC Group accounts commencing with the unaudited accounts made up to 31 March 2004;

Definition/Clause	Amendment
Clause 10.2.1(d)	details of any material litigation, arbitration or administrative proceedings which affect any Obligor as soon as the same are instituted and served, or, to the knowledge of the Borrower, threatened (and for this purpose proceedings shall be deemed to be material if they involve a claim in an amount exceeding ten million Dollars (USD10,000,000) or the equivalent in another currency).

Clause 10.8 (second paragraph)	However, the prior consent of the Paying Agent shall not be required in respect of any consolidation, reorganisation or restructure involving wholly owned (whether directly or indirectly) Subsidiaries of the Guarantor only which does not imperil the security created by any of the Security Documents or affect the ability of any Obligor duly to perform any of its obligations under any Security Document to which it may be a party at any time, provided that the Borrower has first consulted with the Paying Agent with regard to the proposed consolidation, reorganisation or restructure, provides evidence satisfactory to the Agent that the Guarantor will be in compliance with the financial undertakings contained in Clause 11 of the Guarantee after any such consolidation, reorganisation or restructure SUBJECT TO:

Clause 10.18.1	The Borrower will from time to time (but at intervals no more frequently than annually at the Borrower’s expense unless an Event of Default has occurred and is continuing) within fifteen (15) days of receiving any request to that effect from the Paying Agent, procure that the Vessel is valued by an independent reputable shipbroker or shipvaluer experienced in valuing cruise ships appointed by the Borrower and approved by the Paying Agent (which approval shall not be unreasonably withheld or delayed and such valuation to be made with or without taking into account the benefit or otherwise of any fixed employment relating to the Vessel as the Paying Agent may require).

Clause 10.21.12	not without the prior written consent of the Paying Agent to settle, compromise or abandon any claim in respect of any of the Insurances on the Vessel other than a claim of less than ten million Dollars (USD10,000,000) or the equivalent in any other currency and not being a claim arising out of a Total Loss;

Clause 10.21.13	promptly to furnish the Paying Agent with full information regarding any casualties or other accidents or damage to the Vessel involving an amount in excess of ten million Dollars (USD10,000,000);

Clause 10.22.7(a)	accidents to the Vessel involving repairs the cost of which will or is likely to exceed ten million Dollars (USD10,000,000);

Definition/Clause	Amendment
Clause 10.22.8	promptly pay and discharge all debts, damages and liabilities, taxes, assessments, charges, fines, penalties, tolls, dues and other outgoings in respect of the Vessel and keep proper books of account in respect thereof PROVIDED ALWAYS that the Borrower shall not be obliged to compromise any debts, damages and liabilities as aforesaid which are being contested in good faith subject always that full details of any such contested debt, damage or liability which, either individually or in aggregate exceeds ten million Dollars (USD10,000,000) shall forthwith be provided to the Paying Agent. As and when the Paying Agent may so require it will make such books available for inspection on behalf of the Paying Agent and provide evidence satisfactory to the Paying Agent that the wages and allotments and the insurance and pension contributions of the master and crew are being regularly paid, that all deductions of crew’s wages in respect of any tax liability are being properly accounted for and that the master has no claim for disbursements other than those incurred in the ordinary course of trading on the voyage then in progress or completed prior to such inspection;

Clause 10.22.9	maintain the type of the Vessel as at 9 July 2003 and not put the Vessel into the possession of any person without the prior consent of the Paying Agent for the purpose of work being done on it in an amount exceeding or likely to exceed ten million Dollars (USD10,000,000) unless such person shall first have given to the Paying Agent a written undertaking addressed to the Paying Agent in terms satisfactory to the Paying Agent agreeing not to exercise a lien on the Vessel or its Earnings for the cost of such work or for any other reason;

Clause 10.22.10	promptly pay and discharge all liabilities which have given rise, or may give rise, to liens or claims enforceable against the Vessel under the laws of all countries to whose jurisdiction the Vessel may from time to time be subject PROVIDED ALWAYS that the Borrower shall not be obliged to compromise any liabilities as aforesaid which are being contested in good faith subject always that full details of any such contested liabilities which, either individually or in aggregate, exceed ten million Dollars (USD10,000,000) shall be forthwith provided to the Paying Agent. If the Vessel is arrested or detained for any reason it will procure its immediate release by providing bail or taking such other steps as the circumstances may require;

Clause 12.1.2(a)	Any Obligor fails to comply with any other material provision of any Security Document or there is any other material breach in the sole opinion of the Paying Agent of any of the Transaction Documents and such failure (if in the opinion of the Paying Agent in its sole discretion it is capable of remedy) continues unremedied for a period of thirty (30) days from the date of its occurrence and in any such case as aforesaid the Paying Agent in its sole discretion considers that such failure is or could reasonably be expected to become materially prejudicial to the interests, rights or position of the Lenders; or

Definition/Clause	Amendment
Clause 12.1.4(i)	No Event of Default will arise if the relevant Financial Indebtedness is not accelerated or, if it is accelerated but, in aggregate, the Financial Indebtedness is less than ten million Dollars (USD10,000,000); and

Clause 12.1.9	Any distress, execution, attachment or other process affects the whole or any substantial part of the assets of any member of the NCLC Group and remains undischarged for a period of twenty one (21) days or any uninsured judgment in excess of ten million Dollars (USD10,000,000) following final appeal remains unsatisfied for a period of thirty (30) days in the case of a judgment made in the United States of America and otherwise for a period of sixty (60) days PROVIDED THAT no Event of Default shall be deemed to have occurred unless the distress, execution, attachment or other process adversely affects any Obligor’s ability to meet any of its material obligations under this Agreement or the other Security Documents or cause to occur any of the events specified in sub-clauses 12.1.5 to 12.1.8 of this Clause (the determination of which shall be in the Paying Agent’s sole discretion).

Schedule 2
Amendment of Original Guarantee

Definition/Clause	Amendment
Clause 9.2.2	as soon as practicable (and in any event within sixty (60) days after the close of each quarter of each financial year) a Certified Copy of the unaudited consolidated accounts of the NCLC Group for that quarter (commencing with the unaudited accounts made up to 31 March 2004);

Clause 9.2.3	as soon as practicable (and in any event within one hundred and twenty (120) days after the close of each financial year), beginning with the year ending 31 December 2004, annual cash flow projections on a consolidated basis of the NCLC Group showing on a monthly basis advance ticket sales (for at least twelve (12) months following the date of such statement) for the NCLC Group;

Clause 9.2.4(b)	updated financial projections of the NCLC Group for at least the next five (5) years (including an income statement and projected results for the operation of the vessels owned and/or operated by any member of the NCLC Group) and an outline of the assumptions supporting such budget and financial projections including but without limitation any scheduled drydockings;

Clause 9.2.5	from time to time (but at intervals no more frequently than annually at the Guarantor’s expense unless an Event of Default has occurred and is continuing) within fifteen (15) days of receiving any request to that effect from the Paying Agent, a valuation of each of the vessels in the NCLC Fleet obtained in accordance with the provisions of clause 10.18 of the Loan Agreement;

Clause 9.2.6	as soon as practicable (and in any event within sixty (60) days after the close of each of the first three (3) quarters of its financial year and within one hundred and twenty (120) days after the close of each financial year) a statement signed by the NCLC Group’s chief financial officer in the form of Schedule 1 (commencing with the first quarter of the financial year ending 31 December 2004);

Definition/Clause	Amendment
Clause 9.2.8	details of any material litigation, arbitration or administrative proceedings which affect any Obligor as soon as the same are instituted and served, or, to the knowledge of the Guarantor, threatened (and for this purpose proceedings shall be deemed to be material if they involve a claim in an amount exceeding ten million Dollars (USD10,000,000) or the equivalent in another currency); and

Clause 11.1.1	at all times the minimum Free Liquidity will be not less than fifty million Dollars (USD50,000,000);

Clause 11.1.2	either:

(a) as at 30 September 2005 and as at the end of each subsequent financial quarter the ratio of Consolidated EBITDA to Consolidated Debt Service for the NCLC Group, computed for the period of the four (4) consecutive financial quarters ending at the end of the relevant financial quarter, shall not be less than one point two five (1.25) to one (1.0); or

(b) at all times during the period of twelve (12) months ending as at the end of the relevant financial quarter the NCLC Group has maintained a minimum Free Liquidity in an amount which is not less than one hundred million Dollars (USD100,000,000); and

Clause 11.1.3	as at 31 December 2004 and as at the end of each subsequent financial quarter, the ratio of Total Net Funded Debt to Total Capitalisation of the NCLC Group shall not exceed:

(a) nought point six five (0.65) to one (1.0) for financial quarters ending on or before 31 December 2007; and

(b) nought point six (0.6) to one (1.0) for each subsequent financial quarter.

Amounts available for drawing under any revolving or other credit facilities of the NCLC Group which remain undrawn at the time of the relevant calculation shall not be counted as cash or indebtedness for the purposes of this ratio.

Definition/Clause	Amendment
Clause 11.2	It will be an Event of Default if:

	11.2.1	at any time when the ordinary share capital of the Guarantor is not publicly listed on an Approved Stock Exchange or at any time when a dividend is paid to the existing shareholders of the Guarantor by way of a share issue pursuant to a public offering on an Approved Stock Exchange, the Lim Family together or individually do not or will not, directly or indirectly, control the Guarantor and beneficially own, directly or indirectly, at least fifty one per cent (51%) of the issued share capital of, and equity interest in, the Guarantor; or

	11.2.2	at any time following the listing of the ordinary share capital of the Guarantor on an Approved Stock Exchange:

		(a)	any individual or any Third Party:

			(i)	owns legally and/or beneficially and either directly or indirectly at least thirty three per cent (33%) of the ordinary share capital of the Guarantor; or

			(ii)	has the right or the ability to control either directly or indirectly the affairs of or the composition of the majority of the board of directors (or equivalent) of the Guarantor; and, at the same time as any of the events described in paragraphs (i) or (ii) of this Clause have occurred and are continuing, the Lim Family together or individually do not, directly or indirectly, beneficially own at least fifty one per cent (51%) of the issued share capital of, and equity interest in, the Guarantor; or

		(b)	the Guarantor ceases to be a listed company on an Approved Stock Exchange without the prior written consent of the Paying Agent,

(and, for the purpose of this Clause 11.2.2 “control” of any company, limited partnership or other legal entity (a “body corporate”) by a member of the Lim Family, means that one (1) or more members of the Lim Family has, directly or indirectly, the power to direct the management and policies of such a body corporate, whether through the ownership of more than fifty per cent (50%) of the issued voting capital of that body corporate or by contract, trust or other arrangement).

Definition/Clause	Amendment
Clause 11.4.3, “Cash Balance”	“Cash Balance” means, at any date of determination, the unencumbered and otherwise unrestricted cash and cash equivalents of the NCLC Group;

Clause 11.4.5	“Consolidated EBITDA” means, for any relevant period, the aggregate of:

(i) Consolidated Net Income from the Guarantor’s operations for such period;

(ii) the aggregate amounts deducted in determining Consolidated Net Income for such period in respect of gains and losses from the sale of assets or reserves relating thereto, Consolidated Interest Expense, depreciation and amortisation, impairment charges and any other non-cash charges and deferred income tax expense for such period;

Clause 11.4.6	“Consolidated Interest Expense” means, for any relevant period, the consolidated interest expense (excluding capitalised interest) of the NCLC Group for such period;

Clause 11.4.14	“Total Capitalisation” means, at any date of determination, Total Net Funded Debt plus the consolidated stockholders’ equity of the NCLC Group at such date determined in accordance with US GAAP and derived from the then latest unaudited and consolidated accounts of the NCLC Group delivered to the Paying Agent in the case of the first three (3) quarters of each financial year and the then latest Accounts delivered to the Paying Agent in the case of the final quarter of each financial year;

Clause 11.4.16	“Total Net Funded Debt” means, as at any relevant date:

(i) Indebtedness for Borrowed Money of the NCLC Group; and

(ii) the amount of any Indebtedness for Borrowed Money of any person which is not a member of the NCLC Group but which is guaranteed by a member of the NCLC Group as at such date;

less an amount equal to any Cash Balance as at such date;

Schedule 3
Quarterly Statement of Financial Covenants

TO:	DnB NOR BANK ASA Stranden 21 NO-0021 Oslo Norway

Attn: Mr Jon Flovik
We refer to clause 11 of the guarantee dated 23 April 2004 (as amended, varied and/or supplemented from time to time) (the “Guarantee”) issued by us in your favour. Terms defined in the Guarantee, whether by reference to the Loan Agreement (as therein defined) or otherwise, shall have the same meanings herein.
We hereby certify the amounts set out in the attached schedule as at the last day of the financial quarter ending      20[ ] for NCL Corporation Ltd. (the “Guarantor”) and its subsidiaries on a consolidated basis. We also hereby certify that the Guarantor is in compliance with all the financial covenants set out in clauses 11.1 and 11.3 of the Guarantee [[and that no Event of Default or Possible Event of Default has occurred and is continuing][an [Event of Default][Possible Event of Default] has occurred and is continuing under clause 12.1.[ ] of the Loan Agreement and the following step[s][is/are] being taken to cure the same: [ ]]].
NCL CORPORATION LTD.

By: [                    ]
Chief Financial Officer
Dated:                     20[          ]

Schedule
Statement of Financial Covenants as of [                    ] 20[           ] (in USD’000)

Clause (of
Guarantee)		as of [•]	Required Covenants
11.1.1/ 11.1.2(b)**	Free Liquidity	A	A>USD50,000,000 (11.1.1)** A>USD100,000,000 (11.1.2(b))**
11.1.2(a)	Consolidated EBITDA:	B	>1.25:1

	Consolidated Debt Service	C

11.1.3	Total Net Funded Debt:	D	<0.65:1 up to 31 December 2007 <0.60:1 thereafter
	Total Capitalisation	E

Consolidated EBITDA
	Consolidated Net Income (loss)	x
(Deduct)/Add:	(Gain)/Loss on sale of assets or reserves	x
Add:	Consolidated Interest Expense	x
Add:	Depreciation and amortisation of assets	x
Add:	Impairment charges	x
(Deduct)/Add:	Other non-recurring charge (gain)	x
Add:	Deferred income tax expense	x

	Consolidated EBITDA	x		B

Consolidated Debt Service
	Principal paid/payable (excluding balloon payments, voluntary prepayments/repayments on sale/total loss of an NCLC Fleet vessel)	x
Add:	Consolidated Interest Expense	x
	Distributions	x
	Rent under capitalised leases	x

	Consolidated Debt Service	x		C

Total Net Funded Debt
	Indebtedness for Borrowed Money	x
Add:	Guarantees of non-NCLC Group members’ obligations	x

x

Deduct:	Cash Balance	(x	)

	Total Net Funded Debt	(x	)	D

	Total Capitalisation Total Net Funded Debt	x
Add:	Consolidated stockholders’ equity	x

	Total Capitalisation	x		E

For and on behalf of NCL CORPORATION LTD.

[                    ]
I, [                    ], the officer primarily responsible for the financial management of the NCLC Group, hereby declare that, to the best of knowledge and belief, the above Statement of Financial Covenants as of [ ] 20[ ], in my opinion, is true and correct.

[                    ]
Chief Financial Officer
NCL CORPORATION LTD.
Dated:                     20[ ]

**	Evidence satisfactory to the Agent of A at all times during the relevant period shall be provided together with this statement